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                            December 3, 2020

       Andrew McDonald
       Chief Executive Officer
       LifeSci Acquisition Corp.
       250 W. 55th St., #3401
       New York, NY 10019

                                                        Re: LifeSci Acquisition
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed November 27,
2020
                                                            File No. 001-39244

       Dear Mr. McDonald:

              We have reviewed your filing and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed November 27,
2020

       Q: Do any of LSAC   s directors or officers have interests that may
conflict with my interests with
       respect to the Business Combination?, page 9

   1. With reference to prior comment 2, we note your disclosures on page 92 indicating that
                                                        Chardan served as
financial advisor to LSAC during the merger negotiations. Please revise to explain what,
if any, compensation was or is payable to Chardan for rendering these or other
services.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-
       6262 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Giovanni Caruso